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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                                CHEROKEE, INC.
                                --------------
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
                          ---------------------------
                        (Title of Class of Securities)

                                   16444H102
                                (CUSIP Number)

      Ronald P. Givner, Esq., c/o Jeffer, Mangels, Butler & Marmaro LLP, 2121 Avenue of the Stars, 10th Floor, Los Angeles, California 90067,
                                (310) 203-8080
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         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               December 20, 1997
                           -------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 16444H102             SCHEDULE 13D
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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      THE NEWSTAR GROUP, INC. DBA THE WILSTAR GROUP

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      NOT APPLICABLE

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            [_]
 5

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,103,427 SHARES OF COMMON STOCK

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,103,427 SHARES OF COMMON STOCK

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      1,103,427 SHARES OF COMMON STOCK

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                 [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      12.8%

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      TYPE OF REPORTING PERSON*
 14
      CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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     The purpose of this Amendment No. 2 to Schedule 13D is to report the exercise of an option held by The Newstar Group, Inc. d/b/a The Wilstar Group ("Wilstar"), a California corporation of shares of the Common Stock of Cherokee, Inc. ("Company").

ITEM 1.      SECURITY AND ISSUER

Securities:  Common Stock, $.02 par value ("Common Stock").

Issuer:      Cherokee, Inc.
             6835 Valjean Avenue
             Van Nuys, California 91406

ITEM 2.      IDENTITY AND BACKGROUND

Information as to Newstar

Name:                    The Newstar Group, Inc.

State of Incorporation:  California

Address:                 6835 Valjean Avenue
                         Van Nuys, California 91406

Information as to Directors, Officers and Controlling Persons of Newstar

Robert Margolis          Chief Executive Officer, Director
                         The Newstar Group, Inc.
                         6835 Valjean Avenue
                         Van Nuys, California 91406

                         United States citizen

                         Chief Executive Officer, Chairman, Member of the Board of Directors
                         Cherokee Inc.
                         6835 Valjean Avenue
                         Van Nuys, California 91406

                         United States citizen

             (d) No person or entity listed above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) No person or entity listed above has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state

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               securities laws or finding any violation with respect to such judgment, decree or final order.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Not Applicable.

ITEM 4.   PURPOSE OF THE TRANSACTION

          See Item 5.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          On December 20, 1997, Wilstar transferred 17,500 shares of Cherokee, Inc. to certain of its employees.

          On December 29, 1997, Wilstar exercised for $3.00 per share an existing option granted by Cherokee, Inc. for 675,670 shares of the Common Stock of Cherokee, Inc. The aforementioned transaction did not change Wilstar's aggregate beneficial ownership of the shares it beneficially owned in Cherokee, Inc., since the shares underlying such option was already included in such beneficial ownership.

          On December 30, 1997, Wilstar transferred 354,743 shares of the Common Stock of Cherokee, Inc. to five former shareholders of Wilstar as partial consideration for the redemption by Wilstar of all the outstanding shares of Wilstar held by such former shareholders. Prior to such redemptions, which were effective as of June 1, 1997, such former shareholders held 49.83% of the economic interests in Wilstar and the redemptions represent a distribution to them of their indirect economic ownership in the Cherokee, Inc. shares held by Wilstar.

          Wilstar currently beneficially owns 1,103,427 shares or 12.8% of the outstanding Common Stock of Cherokee, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUE.

          Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          a. The May 4, 1995 Revised Option Agreement between Wilstar and the Company, as amended on March 23, 1996, is attached as Exhibit "B" to the original Schedule 13D. (Previously filed with Amendment No. 1.)


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                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

January 9, 1998                    THE NEWSTAR GROUP, INC.



                                   By: /s/ Robert Margolis
                                       ---------------------------------------
                                       Robert Margolis, President

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